

Mail Stop 3233

January 11, 2018

Via E-mail
Mr. Peter Lamoureux
Director, President and Treasurer of the GP for
The Everest Fund, L.P.
1100 North 4th Street, Suite 232
Fairfield, Iowa 52556

> **Re: The Everest Fund, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Response dated January 2, 2018**
> **File No. 0-17555**

Dear Mr. Lamoureux:

We have reviewed your January 2, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our reference to a prior comment are to a comment in our December 22, 2017 letter.

Form 10-K for the fiscal year ended December 31, 2016

Financial Statements

Report of Independent Registered Public Accounting Firm

1. We note your response to our prior comment and we are unable to agree with your position. Please amend your filing on Form 10-K to include financial statements for the 2015 periods which have been audited by a PCAOB registered auditor.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate & -
 Commodities